Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

KND - Kindred Healthcare Company Update

Event Date/Time: Feb 08, 2011 / 03:30PM GMT

1

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

C O R P O R A T E  P A R T I C I P A  N T S

Susan Moss

Kindred Healthcare, Inc. - VP, Communications

Paul Diaz

Kindred Healthcare, Inc. - President & CEO

P R E S E N T A T I O N

Susan Moss - Kindred Healthcare, Inc. - VP, Communications

Welcome to the Kindred Healthcare webcast.

This webcast includes forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involves a number of risks and uncertainties. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is able to predict or control that may cause the Company’s actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements. Kindred cautions participants that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Kindred directs you to the forward-looking statements contained in the joint press release issued by Kindred and RehabCare this morning. Additional information regarding forward-looking statements is included in the slides accompanying this presentation. Please review page two of the slide presentation for additional information on forward-looking statements and other important information, including where you can find more information on the directors and executive officers of Kindred and RehabCare.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed acquisition of RehabCare, Kindred will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare and also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. You should review those materials carefully as they will include important information regarding the merger, including information about Kindred and RehabCare, their respective directors, executive officers and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.

I would now like to turn to webcast over to Paul Diaz, CEO of Kindred Healthcare.

Paul Diaz - Kindred Healthcare, Inc. - President & CEO

Thank you, Susan. That was fun. Well, good morning, everyone. I’m going to bow to my age and failing eyesight, point you to these forward-looking statements that Susan so eloquently got us through.

I have spent the last 25 years trying to not be a lawyer, and they will not let me out. But anyway, great to be with you all this morning to talk about where we are as a company, to welcome our colleagues at RehabCare that might be joining us today, and those new to Kindred Healthcare to share some exciting news about the Company, our progress and the new journey that we are starting with our teammates at RehabCare.

So, first, a little bit of an update on Kindred and where we are as a company and kind of what we stand for.

Mission is important to us. Values are important to us. We are a company that, as you know, and for those joining us care for very, very frail, very, very sick patients, and many days, most often we are the people that families and their patients depend upon most.

So when we talk about our mission and our shared values to promote healing and provide hope and create value for our patients, our residents and our shareholders, we take those things seriously, and we talk about them in the context of everything we do.

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

Our management philosophy really embodies those principles and those values, and it’s pretty straightforward. We focus on taking care of our people. Because if we take care of our people, we can focus on quality and customer service, and if we do those two things, we grow by developing the best reputation for care and being the most trusted and respected provider in all of our sites of service and all the communities we serve.

We then try to bring a disciplined and balanced approach to our business, and we talk about our key success factors. We will talk about those in a few minutes. For those, again, new to the company, we are the largest provider of postacute services. We operate the largest provider of long-term acute care hospitals, of nursing and rehabilitation centers. We do that with over 58,000 dedicated employees across the United States, and we are excited to have the RehabCare team as part of our family.

We are the largest operator of long-term acute care hospitals, the second or third largest operator of nursing and rehabilitation centers depending on how you do the math. And Peoplefirst Rehab has been a fun competitor of RehabCare’s contract rehab business for many years, and there’s a lot of joint shared values and mutual respect between the organizations and a lot of opportunities as we talk about bringing the two organizations together.

I think one of the things that I’m proud about is when outsiders recognize the promise — the progress that you have made as a company and the reputation that you have developed. And for the last two years, we have been proud that Fortune magazine, our colleagues and analysts and competitors have voted us among the most admired healthcare companies in the world the last two years. And that is something I think that we continue to build from.

So how do we think about creating value for our patients, and how do we think about that and the opportunity that we have to continue to care, which we will talk about? Well, really there are sort of three key tenets to what we think about and the opportunities that we have. First, to consistently provide superior clinical outcomes and quality care to our patients in increasingly a patient-centered way. Thinking about our care planning process, thinking about even the opportunities under our new MDS 3.0 system, and our nursing home business to bring patient-centered care to how we approach care every day to our patients and residents and to do that in a very disciplined and transparent way. And we will talk about our quality report in a few minutes that I think, again, is a source of pride and accomplishment in our organization.

One of the other opportunities we have is to reduce length of stay and to continue to focus on getting our patients home as quickly as possible, returning them to their lives, supporting recovery, but doing it in a way that also is mindful of avoidable re-hospitalizations and the opportunities that we have to work with other providers — our short-term acute care hospital partners, our physicians — and, as we will talk about later, where we are discharging increasingly patients to other settings and the opportunity to do that in a way that maintains their health and well-being and return to family.

So when we think about our operations and for, again, our new colleagues at RehabCare Group, we have really focused on a core set of operating principles over the years we call our key success factors, and they go back to those values that I spoke to before. If we take care of our people, that if we focus on quality and customer service, we are going to grow because we are going to have the best reputation for care in the communities that we serve.

We are also challenged to be efficient, though. Every year we talk about the changes in reimbursement systems, and even as we look forward today and our support of healthcare reform and the reimbursement cuts embedded in the healthcare reform bill, we are going to be challenged to tighten our belts. And this opportunity that we will talk about later to bring RehabCare and Kindred do afford us the opportunities to reduce costs but not at the bedside and reduce costs in a way that we can be good stewards to our shareholders as well.

We talk about managing our capital wisely. That needs to matter to nurses on the nursing station, the therapists in our rehab departments, as well as our folks in dietary and housekeeping. Because if we don’t collect our receivables, we are not able to make sure that we’re paying competitive wage rates, that we are investing in our buildings, that we are investing in information technology and doing those other things that we all want to see happen. And when we talk about these key success factors, these core things, in terms of performance improvement and organizational excellence, it is hard every day. I know we are constantly challenged with census. We are constantly challenged with making sure that we are managing our costs every day, with meeting the challenging needs of our patients and families. But we always need to be thinking about how we can learn from each other and do better each day in every side of service that we are in. And that is really what our balanced scorecards and key success factors are about.

So let me turn now to a brief Company update because there is a lot of exciting things to talk about in terms of the Company. First, as many of you hopefully had the opportunity to read and this morning’s everybody’s business, we announced an opportunity to merge and really join with our colleagues, our future colleagues, at RehabCare to form what we believe will be the premier postacute company and, quite frankly, I think the

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

greatest healthcare company in the United States in the years to come. That cares for some of the sickest patients in America with the goal of returning them home and returning them to their families and their lives.

It is important to know that both companies finished our fourth-quarter and our 2010 operations with very good clinical and financial results, really creating a tremendous amount of momentum going into this proposed merger, as well as a strong foundation for us to build and grow from.

And when I talk about end of the year results, I would be remiss not to talk about our quality and social responsibility report, my one prop for the day. This is available on our website, again, for our new friends and our new colleagues, and I urge you to take a look at it. This year’s quality and social responsibility report really yet again showed for the fourth year in a row that we have continued to make progress on our key quality indicators, we continue to make progress on our people goals of reducing turnover, improving retention, getting people home faster, and doing it in a way that shows better [FRM] scores, as well as lower re-hospitalization rates and other key indicators. So a great deal of source of pride and accomplishment for our Company.

And for those of you that know me and we have worked together for these last nine years know that report is as important as the report that we send to shareholders every year. And my challenge to you and my challenge to our new colleagues at RehabCare group is to see if we can continue to build on that success in 2011 and improve upon those clinical outcomes as we think about this combination.

So turning to that, this really puts our company, our combined company, in a leading position in very, very attractive businesses, and a leading position in many of the markets we serve, and this combination is about growth. This combination is about bringing the best of our folks together, and we will talk about the leadership teams in a few minutes and the opportunities for our patients, as well as our shareholders in the context of that.

So there are really three things I want you to think about as we begin to talk about the merger with RehabCare Group. The opportunity to improve the lives and be part of improving the health care delivery system. This is about bringing thousands of doctors and our dedicated therapists and nurses and other caregivers together with a shared promise and delivering on the shared promise of the two companies to provide hope, promote recovery and help our patients regain their lives as we work with others in reforming healthcare to improve care co-ordination and return people home.

Secondly, the strategic opportunity for us, our shareholders and for your professional development in terms of the exciting opportunities that we see to add inpatient rehab facility services to our continuing services, to add to our cluster markets in terms of the services that RehabCare offers and their clinical expertise, and together with our growing homecare and hospice business to really begin to think about expanding our services for us to continue the care for our residents through an entire episode of care on their journey home.

Next and thirdly, it is about growth for our shareholders and growth for us because that creates opportunities for everyone. And this opportunity will together create the largest postacute company in one of the largest health service companies in America with over $6 billion of revenues and providing services through 75,000 dedicated employees in over 46 states.

So let’s talk about the merger for a few minutes. These slides are available for everyone today or for your questions and for discussions later.

It’s a tremendous opportunity certainly for our shareholders, but for the shareholders of RehabCare as well in terms of the consideration of $35 for share. There are significant synergies to be accomplished. I would tell you that these synergies, the $40 million of synergies that we are talking about, are away from the bedside. Very little is going to change in our sites of service. Very little is going to change in the near term for the millions of patients and caregiver interactions that we have, other than the opportunities we think over the long term to give you better tools to care for our residents and patients. We expect to close the transaction at the end of June, and we have the full support and financing commitments of JPMorgan, Morgan Stanley and Citigroup to accomplish the merger.

So let me spend a few minutes talking about RehabCare, the team and a company that we have really admired and grown to respect over many years. RehabCare has been one of the leaders, if not the leader, in providing rehab services across the United States for more than 30 years. We are very excited to have Pat Henry lead our combined skilled nursing rehab business who under Chris Bird’s leadership and together with Mary Pat Welc who will run our hospital rehab services business will run a $1.3 billion rehab company. It will be the largest rehab business in America.

And large really is not that important to you all that I’m speaking to today, but I promise you that this is going to be about making sure that all of our therapists have the tools necessary and the education necessary to advance your personal development goals and the goals of our patients and residents.

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

We are also very excited that Brock Hardaway has agreed to join and lead our new Southwest region of our hospital division, and our LTAC business, which will be almost $3 billion, approaching $3 billion in revenues and a great opportunity for Brock, his team in Houston to be part of our long-term acute care hospital business.

The Company overview, I will spare you to go through it in detail, but really what I want you to think about and focus on is together with RehabCare, we will offer a much broader and deeper array of postacute services that our patients critically need in many, many markets.

And so what you can see is expansion of services into inpatient rehab facilities. RehabCare has now access to our skilled nursing facility services, as well as our growing homecare and hospice, really begin to set the stage for managing patients through an entire continuum of care.

The map is important and the geography is important because we do and we are able to cover a much broader marketplace and enhance our cluster market strategy. But, as I have mentioned often in our orientations and we talk a lot about the opportunities to grow and deploy capital in our cluster markets, I want to, again, reaffirm my promise to everyone both in RehabCare and at Kindred, even if you are not in one of these circles, you are still going to be loved and supported by everybody in the support center and this management team. Because the future is not just about our cluster markets, even though that is part of our strategy. When we think about educational opportunities, investment in your buildings and your hospitals and your nursing rehab centers and your rehab gyms, investments in training and IT, that is going to touch everybody on this map whether you are in one of our cluster markets or not.

So let’s talk about a fun slide in terms of our competitors for a moment, in terms of what this combination affords in terms of the leading businesses and attractive businesses. And, again, being big is helpful. It makes you efficient. It brings opportunities, but being best is really what we are going to be focused on. But we will be the number one operator of long-term acute care hospitals, and we believe that over the years we have earned the reputation of being the best there. And we think that with our RehabCare partners, we are going to continue to build on that tradition and that legacy.

We will be the largest operator of inpatient rehab facilities in the United States as well. Predominately hospital-based units, but Mary Pat and I are very excited about the opportunities, along with Chris and his team to expand our earth business both in the hospital, short-term acute care hospital setting, our acute rehab units, but also our pipeline of freestanding inpatient rehab facilities. We will be the third largest operator of nursing and rehabilitation centers, continue to be led under Lane Bowen, who for many years has navigated tremendous quality improvements, and now with the help of Pat Henry and others continue to expand our rehab capabilities and other clinical skills in our centers. And under Pat Henry’s leadership, along with Gail and Chris continue to build really the premier contract rehab provider in the United States.

So the next slide tells you a little bit about the numbers. I will not spend too much time on it. But, again, what it tells you is our rehab company led by Chris Bird, by Pat, by Mary Pat, Gail and Mary Van de Kamp on the clinical side — sorry, Mary — as well as Katie on the financial side, will be a force to be reckoned with both clinically, operationally and financially. So we are really excited about bringing the Peoplefirst and the RehabCare Group team together.

And similarly in our LTAC business, bringing Brock and his team together with our team and the opportunities that our patients and shareholders have to bring our hospital businesses together.

Let me turn my attention to a little bit of a complicated slide. I don’t think I will need my glasses for this, but I do want you to spend some time on this one. Because this really goes to the core of our care management strategy and our Continue the Care opportunity.

When we think about — this is a cool slide, so I’m going to spend some time on it. When we think about the need for postacute care, 35% of all patients leaving acute care hospitals — this is principally Medicare beneficiaries — need some kind of postacute care. But what folks don’t realize is that most of these patients often need care in multiple settings.

And so what the bottom part of the slide starts to tell you is that for our long-term acute care hospital discharges, 56% of our long-term acute care patients need continued care in a different setting. 35% of them need continued care in a nursing and rehabilitation center. 16% go home with home care services, and 5% need continued rehabilitation in an intensive inpatient rehab facility service. This is what Continue the Care is about and the opportunity we have over the next decade to better manage those care transitions and make sure that we can complete the course of treatment and recovery.

Similarly, inpatient rehab facilities discharge 46% of their patients to homecare and 13% of their patients to skilled nursing facilities. So the investors this morning talked about this as revenue synergies. I want to talk to you about it from a caregiver perspective about our opportunity to Continue the Care and make sure that we get people home and keep people home by better coordinating our services through this.

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

And financially, in terms of savings costs to the system, similarly 31% of our skilled nursing and rehab patients are going home with homecare, and more than 50% of those patients are going home in less than 30 days. That is part of our value proposition.

But I mentioned before — and this is an important statistic that is not on this page — it is I think important for policymakers and for all of us, 15% of all Medicare beneficiaries have five or more chronic conditions. These are the patients that you are caring for everyday that have COPD, congestive heart failure, diabetes — five or more chronic conditions. That is really the sweet spot of the kinds of patients that RehabCare and Kindred together can care for and will care for, and these patients consume 25% of all the healthcare spending. That is a great opportunity for us to do well by those patients and do well by the healthcare system.

So that sets the backdrop, if you will, for our circle of opportunity and our Continue the Care model in this changing landscape. So I often talk about our constant challenge to meet intensity of patient need with the intensity of our services. And what you can see from this next chart is that from an acute care hospital to home, the combination of Kindred and RehabCare really offer a full continuum of postacute services that over the next 10 years we hope to bring to all the communities we serve for the benefit of our patients and for the opportunities that our shareholders and I think that you will enjoy professionally as well.

I’m going to wrap up with just a couple of things and then really focus a little time on some of the questions that I think many of you may have on your minds. This last slide really talks about the growth prospects for our shareholders, the strategic opportunities, and I will let you read it for yourself. But the service offering, diversification, the position that we have in all of these different services, the opportunity to improve our financial profile, our margins, to reduce our debt quickly as we enter into this transaction. For those of you that have been my partners for the last nine years know that it has been a very steep climb in terms of getting the company back to very sound financial footing. And I promise you that this transaction does not in any way jeopardize us in terms of the amount of debt that we are going to take on. We are in a very good position to integrate our two organizations in a conservative way and be able to reduce the debt very quickly as we see ourselves going through the integration in terms of our financial soundness.

So I want to take a second, get a drink of water — thank you for your patience — and spend a little time talking about really the goals of this combination in my mind that I want you to think about. I want you to think about from now until closing and beyond.

You know, the first thing that we all have to do is stay focused because patient care is our priority. We need to ensure patient safety and quality of care is interrupted today, tomorrow, for the 60,000 patients whose care we are entrusted with each day.

We do share with our colleagues at RehabCare a base of shared values, and we need to ensure everyone’s focus and engagement and the trust that has been developed over the years in both organizations with the 75,000 colleagues that we will have when we get through this process.

Third, we need to work hard and fast to combine our operations so that we can stay focused. So that we can transition our back-office operations in a way that our operators are able to stay focused on our operations in the field, caring for our patients, running our businesses, continuing to achieve our agreed to business goals, and creating a foundation for organizational growth and system improvement and performance improvement in the years to come.

Commitment to transparency and communication. We are not always going to get it right through this process, but we are going to keep to our shared values, we are going to keep everyone informed, and we’re going to be as transparent and honest and direct with folks as possible as we work through the transaction and how it impacts individuals particularly. And we are going to communicate as quickly as possible the impact on every individual person, including those affected by the transaction in terms of the retention bonus and severance opportunities available.

Lastly, I want to say that it is a shared responsibility for all of us to stay focused today through this transition closing and beyond with the first four goals in mind. And while we have a paramount responsibility to our patients and to each other, we also have an obligation and fiduciary responsibility to our shareholders to support this transition and affect the cost savings and the combination for the benefit of our customers and our patients as quickly as possible.

So, with that, I wanted to take a few seconds to address maybe some questions that might be still left after all that in some folks’ minds. And certainly over the weeks to come, we are going to answer more of your questions as quickly as possible.

So first, why the decision to keep and adopt the RehabCare name with respect to our combined business operations?

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

Well, I think while Peoplefirst has developed a great reputation for care and a great reputation among our folks, the RehabCare name is synonymous with quality and has a 30-year track record and a name that I think, quite frankly, represents a core opportunity that we have throughout the Company to make rehab a central part of what we are doing. So I think, quite honestly, it just better reflects what we want to do in terms of our combined rehab opportunity and also embraces the legacy that is RehabCare in our new organization.

What does our new organization look like in terms of structure? That’s a probably important question. I have mentioned in the rehab division that Chris Bird will be the President of the combined rehab operations, along with Katie Gilchrist and Mary Van de Kamp leading on the financial and clinical side. But we are very excited to announce that Pat Henry will run the combined skilled nursing rehab services and along with Gail and the other team continue to serve our customers. That Mary Pat Welc will continue to operate the combined hospital rehab businesses, and we are very excited about that. And, as I said, a great growth opportunity that Mary Pat and I share and Chris share in terms of the opportunity to grow our hospital rehab business. And that in our hospital division that Brock Hardaway, along with many of his team members in Houston, have agreed to join Kindred as our new Executive Vice President of the newly formed Southwest region of our hospital division.

So a lot of growth and a lot of opportunity and, quite frankly, a lot more that will not change in terms of our day-to-day operations as we work through this transition.

So I have sort of said this before indirectly, so I want to say it very directly. What changes will our patients notice? I think with your support none in the short-term.

In the long term, I think there are going to be great opportunities to share best practices in terms of clinical operations, to take advantage of the great strength that Kindred has in terms of information technology in our enterprise capabilities, and bring the innovation that RehabCare has done in terms of the deployment of handheld technology and other technologies in the rehab area that we can all share in all of our sites and service. So that is something that we are very excited about.

When will the transaction be consummated? That is probably something that’s going to be in everybody’s mind. As I said, probably no later than June 30, we hope, but hopefully sooner in the second quarter. And both from a legal operation in business and clinical perspective, I cannot tell you how important it is for us to stay focused on our individual operations for our colleagues at RehabCare, for everyone at Kindred Healthcare, independently to continue to focus on your patients and your operations until we consummate bringing the two companies together.

With that, I want to thank you for your time today. I want to thank you for your dedication every day to the patients that we are entrusted with, and I want to reach into my reservoir of trust that I think that I have earned with many of you over the years and I hope to earn with many of you in the years to come, that I do think that this is a great opportunity for our patients, a great opportunity for both the shareholders of RehabCare and Kindred, and a great opportunity over the long term to create a lot of value for everyone listening here today.

Thank you, again.

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

FINAL TRANSCRIPT

Feb 08, 2011 / 03:30PM GMT, KND - Kindred Healthcare Company Update

D I S C L A I M E R

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2011 Thomson Reuters. All Rights Reserved.

9

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

1
All Hands Employee
Presentation
February 8, 2011
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Kindred Healthcare, Inc.
Commission File No.: 001-14057
Subject Company: RehabCare Group, Inc.
Commission File No.: 001-14655

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

2
FORWARD-LOOKING STATEMENTS
Additional Information About this Transaction
In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and
Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred.  Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders.  We urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and
RehabCare with the SEC at the SEC’s website at
www.sec.gov.
The joint proxy statement/prospectus (when available) and the other documents filed by
Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the
“Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor
Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1,
2010.  You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010.  You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties.  Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that
RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas,
Inc. (NYSE:VTR).  Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the
SEC’s web site at
www.sec.gov.
Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

3 About Kindred Healthcare

4 is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. Kindred Healthcare’s Mission

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

KINDRED’S MANAGEMENT PHILOSOPHY
Driven by a Commitment
to Our Mission and
Values
Taking Care of
Our People
Focus on Quality and
Customer Service
Disciplined and
Balanced
Approach to Our
Key Success
Factors
5

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

6
696 (3)
sites of service,
315
facilities
in
40
states
56,800 (3)
dedicated
employees,
making Kindred
a top-200 private
employer in
the U.S.
(5)
32,000 (4)
patients and
residents
per day
$4.4 billion (2)
consolidated
revenues
LARGEST DIVERSIFIED POST-ACUTE
PROVIDER IN THE UNITED STATES
(1)
(1) Ranking based on revenues.
(2) Revenues for the twelve months ended December 31, 2010.
(3) As of December 31, 2010.
(4) As of September 30, 2010.
(5) Ranking provided by TMP, Inc.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

7
$2.0 billion revenues
(1)
HOSPITAL
Long-term Acute Care Hospitals
•Largest operator in U.S.
(2)
•89 hospitals with
6,887 licensed beds
(3)
$2.2 billion revenues
(1)
•Second largest nursing
center operator in U.S.
(2)
•226 nursing centers with
27,442 licensed beds
(3)
•7 assisted living residences
with 463 licensed beds
(3)
NURSING CENTER
Nursing and Rehabilitation Centers
$505 million revenues
(1)
•Second largest contract therapy
company in U.S.
(2)
•381 external locations served through
5,900 therapists and
10,600 total employees
(3)
REHABILITATION
Peoplefirst
Rehabilitation
Services
(1) Revenues for the twelve months ended December 31, 2010  (divisional revenues before intercompany eliminations).
(2) Ranking based on revenues.
(3) As of December 31, 2010.
THREE MARKET LEADING BUSINESSES,
POSITIONED FOR GROWTH IN A RAPIDLY CHANGING
HEALTHCARE SERVICES ENVIRONMENT

Kindred Healthcare

One of the MOST ADMIRED

Healthcare Companies in the World, *Fortune* Magazine 2009 and 2010

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

8

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Provide superior clinical outcomes and quality care with an
approach which is patient-centered, disciplined and transparent
Lower cost by reducing lengths of stay in acute care hospitals and transition patients home at the highest possible level of function
Reduce re-hospitalization through our integrated and
interdisciplinary care management teams and protocols
KINDRED’S VALUE PROPOSITION
AND OUR “CONTINUE THE CARE” CAMPAIGN

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Take Care of
our People
Take Care of
our Patients
and
Customers
Grow
Be Efficient
Manage our
Capital Wisely
Organizational
Excellence
Through
Performance
Improvement
KEY
SUCCESS
FACTORS
Performance Improvement in our
Core Operations

11 Company Update

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Company Update
Kindred and RehabCare have announced a transaction whereby Kindred will acquire
RehabCare for ~$35/share
Both Companies reported strong Q4 and 2010 clinical and financial results and share a high degree of confidence and visibility in their business plans and estimates for 2011
The combined Company will have an industry leading position in attractive post-acute business segments and growing local markets
Kindred will be well positioned for future growth in a changing healthcare landscape with the expansion of the combined service offerings
The transaction substantially enhances Kindred’s growth and margin profile
The proposed transaction is highly accretive to Kindred’s earnings and cash flows and generates strong operating cash flows providing the ability to delever quickly to below current leverage levels

13 Overview of Merger with RehabCare Group

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

~$35 / share total ($26 / share in cash; ~$9 / share in Kindred stock)
(1)
$1.3 billion total consideration, including assumption of net debt
Transaction Overview
Consideration
Accretion
Synergies
Kindred and RehabCare have announced a transaction whereby Kindred will acquire RehabCare for ~$35/share
Transaction
Substantially accretive to Kindred’s earnings and operating cash flows
$40 million in identified annual cost and operating synergies
Full run-rate achieved within two years ($25MM achieved first year)
– Excluding one time costs
Committed financing from J.P. Morgan, Morgan Stanley and Citigroup
Financing
Expected Close
On or about June 30, 2011
1) Based on a fixed exchange ratio.

Skilled Nursing Rehab Services (SRS) Hospital Rehab Services (HRS)
Program Management Services Hospital Division
$516 $180 $653 2010E Revenue ($ MM)
39% 13% 48% % Total Revenue
$43 $35 $88 2010E EBITDA ($MM)
• Manages 1,131 skilled nursing facility
(SNF) programs in 42 states
• Therapy services includes physical and
occupational therapy and
speech/language pathology skilled nursing
facilities
• Significant same store revenue and
margin growth since completion of
Symphony integration in 2007
• Focused on implementing next generation
of point-of-care technology and web-
based therapy management system
• Paid by clients on negotiated per diem
rate or negotiated fee schedule based on
type of service rendered
• Manages inpatient rehabilitation
facilities (IRFs) in 106 ARU hospitals
for patients with various diagnoses
including stroke, orthopedic conditions,
arthritis, spinal cord and traumatic brain
injuries
• Manages 31 hospital-based and
satellite outpatient therapy programs
that complement hospitals’
occupational medicine initiatives and
allow therapy to be continued for
patients discharged from IRFs
• Entered rehabilitation and long-term
acute care hospital business in 2005
when the Company acquired assets
of MeadowBrook Healthcare
• In November 2009, RehabCare
acquired Triumph HealthCare,
which operated 20 LTACHs, more
than doubling the size of hospital
segment
• 35 hospitals include
- 23 free-standing LTACHs
- 6 HIH LTACHs
- 4 free-standing IRFs
- 2 HIH IRFs / ARUs
Description
% Margin
8% 19% 13%
Total
$1,349
100%
$166
12%
RehabCare Overview

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Combined Company Overview
(1)
(2)
(3)
Post-Acute Continuum of Care
LTAC IRF / ARU SNF
Contract
Rehab
ALF Hospice Home Health
Metrics Kindred Kindred + RehabCare
Focus SNF, LTAC and Contract Rehab SNF, LTAC and Contract Rehab
Scale
• States
• Facilities
• Beds
• 2010 Revenue (Pro Forma)
• 2010 EBITDA (Pro Forma)
40
315
34,103
$4,517MM (1)
$254MM (1)
RehabCare
Contract Rehab and LTAC
42
34
1,788
$1,329MM
$164MM
46
469
34,103
$5,846MM (1)
$444MM (1)(2)
Business Mix: Revenue (’10) (3)
Payor Mix (’09)
Business Mix: EBITDA (’10) (3)
Contract Rehab
SNF
LTAC
Contract Rehab
SNF
LTAC
Medicaid
Medicare
Commercial
LTAC
SRS
HRS
LTAC
Contract
Rehab
HRS
Medicaid
2%
Medicare
Commercial
LTAC
SNF
HRS
Contract Rehab
LTAC
SNF
HRS
Contract Rehab
Commercial
Medicaid
Medicare
Kindred
RehabCare
Kindred + RehabCare
Together Kindred and RehabCare will be the premier leader in the post-acute market
51%
20%
29%
17%
9%
56%
19%
44%
36%
3%
17%
69%
29%
52%
27%
21%
39%
48%
14%
47%
24%
29%
29%
13%
58%
47%
42%
11%
Includes the full year benefit of all of the acquisitions Kindred has closed in 2010 ($157MM Revenue and $37MM EBITDA benefit). RehabCare 2010 results do not include the results of discontinued operations (inpatient rehabilitation facility in Miami).
Figures may not add due to rounding.
Includes $25MM of run rate synergies.
Revenue excludes the effect of Kindred intercompany eliminations.  Pro forma EBITDA assumes Kindred intercompany eliminations are applied on a pro-rata basis across pre-elimination Kindred segment EBITDA.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

RehabCare and Kindred Combined Presence
Kindred Nursing Centers
RehabCare Hospitals Acute Rehabilitation Units
Source: Company website
(1) Circles represent cluster strategy markets.
Enhances Kindred’s cluster strategy
(1)
Existing Cluster Market
Potential New Cluster Market
Kindred Hospitals

Kindred Healthcare
RehabCare
LIFECARE
VIBRA

Kindred Healthcare
RehabCare
HEALTHSOUTH
VIBRA

golden living
HCR ManorCare
Kindred Healthcare
RehabCare
Genesis HealthCare
LIFECARE

Kindred Healthcare
RehabCare
golden living
Genesis HealthCare

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

12
6
15
18 19
111 118
0
20
40
60
80
100
120
140
229 222
300
200
108
1,650
1,000
900
471
450
342
471
700 700
1,428
0
500
1,000
1,500
2,000
Leading Position in Attractive Growing
Businesses
(1) Includes 22 HB SNF’s.
(2) Includes 1,112 facilities from RehabCare and 538 facilities from Kindred.
Multiple earnings streams, multiple avenues for growth
PF Kindred
13
10
97
121
Freestanding
Hospital Based
Number of Facilities
Third Party Affiliated
Number of Facilities
(1)
#1 Operator of Hospital Based and Freestanding IRFs
#3 Operator of Skilled Nursing and Rehab Centers #1 Skilled Nursing Contract Rehab Manager
#1 Operator of Long-Term Acute Care Hospitals
207
324
277
227
223
0
50
100
150
200
250
300
350
115
3
6
94
8
8 7
5
2
0
20
40
60
80
100
120
140
(2)

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Revenue
(1)
Kindred Healthcare NA NA 505 1,973 2,188 4,360
RehabCare 516 180 696 633 0 1,329
Total NA NA 1,201 2,607 2,188 5,689
EBITDAR
(1)
Kindred Healthcare NA NA 52 357 303 575
RehabCare 45 35 80 157 0 237
Total NA NA 132 515 303 876
% Margin NA NA 11.0% 19.7% 13.8% 15.4%
EBITDA
(1)
Kindred Healthcare NA NA 46 204 105 217
RehabCare 45 35 80 84 0 164
Total NA NA 126 288 105 381
% Margin NA NA 10.5% 11.1% 4.8% 6.7%
(+) Synergies 25
Pro Forma EBITDA 406
Diversified Services Offerings
(1) Segment figures do not sum to totals due to eliminations / corporate expenses. Figures as of 12/31/2010. RehabCare figures do not include discontinued operations (Miami IRF).
Kindred gains significant scale in both the Skilled Nursing and Hospital Rehab
Businesses and adds to Kindred’s LTAC business
Hospitals
Rehabilitation Services
Nursing Total
Nursing Home
Based
Hospital Based Total
2010 Pro forma
$MM
(1)

35% OF MEDICARE BENEFICIARIES ARE DISCHARGED FROM ACUTE HOSPITALS TO POST-ACUTE CARE.[1]

KINDRED IS POSITIONED TO CONTINUE THAT CARE IN A COORDINATED COST-EFFECTIVE WAY.

MEDICARE PATIENTS DISCHARGED
2%
2%
LONG-TERM ACUTE CARE HOSPITALS
10%
11%
INPATIENT REHABILITATION
41%
52%
SKILLED NURSING AND REHABILITATION CENTERS
9%
21%
OUTPATIENT REHABILITATION
37%
61%
HOME HEALTH CARE
Higher Intensity of Service
Lower Intensity of Service
% Patients' first site of discharge after acute-care hospital stay
% Patients' use of site during a 90-day episode
KINDRED IS POSITIONED TO HELP DETERMINE THE MOST APPROPRIATE SETTING FOR PATIENTS AS THEY CONTINUE THEIR CARE THROUGHOUT A POST-ACUTE EPISODE.
PATIENTS DISCHARGED FROM KINDRED LTAC HOSPITALS
35%
SKILLED NURSING AND REHAB CENTERS
16%
HOME HEALTH
5%
IRF
PATIENTS DISCHARGED FROM IRFs (Nationally)
46%
HOME HEALTH
13%
SKILLED NURSING AND REHAB CENTERS
PATIENTS DISCHARGED FROM KINDRED NURSING AND REHABILITATION CENTERS
31%
HOME HEALTH

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

20 Rapidly Changing Post-Acute Market Multiple Patient Discharge Destinations (1) RTI, 2009: Examining Post-Acute Care Relationships in an Integrated Hospital System (1)

Patient Service Intensity
Kindred
Kindred
Kindred Healthcare
Peoplefirst Rehabilitation
Kindred
RehabCare
Peoplefirst Rehabilitation
RehabCare
RehabCare
Kindred
RehabCare
Peoplefirst Rehabilitation

Dedicated to Hope, Healing and Recovery

Well Positioned to Take Advantage of
Changing Healthcare Landscape
Patient Illness Severity
Home
Adult Day
Care
Home Health
Care
Assisted
Living
Skilled
Nursing
Facilities
In-Patient
Rehab
LTACS
Freestanding / HIH
SAU
Hospice
Homecare
and Hospice
TRANS
CARE
ICU
Acute Care
Hospitals
Homecare
and Hospice
TCC
&
TCU
Uniquely Positioned For Bundled Or Episodic Payment Environment
Outpatient
Rehab
“Continue The Care”

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Strong operating cash
flows and ability to
delever
Management intends to delever, but is comfortable at expected leverage levels and has successfully operated business at higher levels in the past
Enhanced operating cash flow provides the ability to significantly delever over time
Strong track record of successfully growing operating cash flow in highly regulated environment
Well diversified service
offering
Diversified across four critical segments in the post-acute continuum with leadership positions in each segment
RehabCare adds IRF and ARU capabilities to Kindred's already strong set of capabilities
Decreased reimbursement risk profile via diversified revenue across multiple segments and payors
Leading position in
attractive growing
businesses
Largest provider of post-acute services in US with broadest service offering across post-acute continuum
Multiple avenues for growth, multiple earnings streams
Long-term growth prospects supported by strong demographic trends and significant increase in the incidence of chronic diseases
Enhances growth and
margin profile
Enhanced margins throughout income statement; accelerated growth prospects
Scale economies and related combination synergies help to accelerate operating profit and earnings growth of combined company
Declining rent and fixed
charge burden
Rent expense declines as a % of revenues; Routine CapEx declines as a % of revenues
Book value of PP&E is approximately $1.0Bn – Significant operating cash flow generated by assets that are unencumbered by leases
• Transaction enhances Kindred’s cluster market strategy
• Best-positioned to compete in a potentially bundled payment environment given broad service capabilities
• Kindred can deliver the right care at the right site at the right time
Well positioned to take
advantage of changing
healthcare landscape
Significant accretion Significantly accretive to EPS & operating cash flow / share
Transaction Enhances Growth Prospects, is EPS
& FCF Accretive and Strengthens Credit Profile

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Goals for the Merger of Kindred Healthcare &
RehabCare Group
1. Patient Care priority. Ensure that patient safety and quality of care are uninterrupted and improved upon for the nearly 60,000 patients and residents we care for each day.
2. Shared
values.
Ensure that the focus and engagement and institutional trusts that both organizations currently enjoy with our 75,000 colleagues is maintained through the process.
3. Combining our
operations.
Advance at the fastest pace possible the transition of back office operations and systems to enable our operators in the field to continue to have the support they need to care for their patients, to run their businesses and continue to achieve our business goals while creating an organizational and system foundation for future growth.
4. Commitment to transparency and
communication.
In keeping with our shared values, be as
transparent, honest and direct with the folks impacted by the transaction, and communicate as quickly as possible the impact of the merger on each person, including if applicable, their retention bonus and severance opportunities.
5. Shared responsibility. With numbers 1-4 in mind, be fiduciaries of our shareholders to support the cost saving synergies available in this combination.